UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

REPARE THERAPEUTICS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760273102

(CUSIP Number)

Versant Venture Capital V, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Persons Versant Venture Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,378,225 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,378,225 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,378,225 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC”), Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”), Versant Ventures V (Canada), L.P. (“VV V CAN”), Versant Venture Capital V (Canada) LP (“VVC CAN” and, with VV V CAN GP, Vantage LLC, VVC V, VAF V, VOA, VV V CAN, VV V, Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). VV V is the sole general partner of VVC V, VAF V and VOA. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and investment power over the securities held by VVC V and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Issuer’s quarterly report on Form10-Q for the quarter ended September 30, 2020, filed with the United States Securities and Exchange Commission on November 12, 2020 (the “Form 10-Q”).

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,538 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 71,538 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,538 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and investment power over the securities held by VAF V and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,188 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 79,188 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,188 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and investment power over the securities held by VOA and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,528,951 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,528,951 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,528,951 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 2,378,225 shares are held by VVC V, (ii) 71,538 shares held by VAF, and (iii) 79,188 shares held by VOA. VV V is the sole general partner of VVC V, VAF and VOA and may be deemed to have voting and investment power over the securities held by VVC V, VAF and VOA.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 180,995 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 180,995 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,995 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 180,995 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 180,995 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,995 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 180,995 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 180,995 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,995 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,144,451 shares of Common Stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,144,451 shares of Common Stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,144,451 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,144,451 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,144,451 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,144,451 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,144,451 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,144,451 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,144,451 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 558,282 shares of Common Stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 558,282 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,282 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 558,282 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 558,282 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,282 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 558,282 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 558,282 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,282 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 36,765,013 shares of the Issuer’s Common Stock outstanding as of November 12, 2020, as reported in the Form 10-Q.

CUSIP No. 760273102	13D

Explanatory Note:

This Amendment No 1. (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on July 7, 2020 (the “Original 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original 13D.

Item 1. Security and Issuer

This joint statement on Schedule 13D/A is filed with respect to the common stock, having no par value of Repare Therapeutics Inc., a corporation organized under the Business Corporations Act (Quèbec) (the “Issuer”), with its principal executive offices located at 7210 Frederick-Banting, Suite 100, St-Laurent, Quèbec, Canada H4S 2A1.

Item 4. Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment.

(c) On December 15, 2020, VVC V effected a pro rata distribution without additional consideration of 285,217 shares of Common Stock to its limited partners.

On December 15, 2020, VAF V effected a pro rata distribution without additional consideration of 8,579 shares of Common Stock to its limited partners.

On December 15, 2020, VOA effected a pro rata distribution without additional consideration of 9,497 shares of Common Stock to its limited partners.

On December 15, 2020, VVC CAN effected a pro rata distribution without additional consideration of 21,707 shares of Common Stock to its limited partners.

On January 14, 2021, VVC V effected a pro rata distribution without additional consideration of 153,579 shares of Common Stock to (i) VV V, its general partner and (ii) its limited partners. VV V then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On January 14, 2021, VAF V effected a pro rata distribution without additional consideration of 4,620 shares of Common Stock to (i) VV V, its general partner and (ii) its limited partners. VV V then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On January 14, 2021, VOA effected a pro rata distribution without additional consideration of 5,113 shares of Common Stock to (i) VV V, its general partner and (ii) its limited partners. VV V then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On January 14, 2021, VVC CAN effected a pro rata distribution without additional consideration of 11,688 shares of Common Stock to (i) VV V CAN, its general partner and (ii) its limited partners. VV V CAN then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On January 14, 2021, Versant VI effected a pro rata distribution without additional consideration of 275,000 shares of Common Stock to (i) GP VI, its general partner and (ii) its limited partners. GP VI then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) LLC VI, its general partner and (ii) its limited partners. LLC VI then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On January 14, 2021, Vantage LP effected a pro rata distribution without additional consideration of 50,000 shares of Common Stock to (i) Vantage GP, its general partner and (ii) its limited partners. Vantage GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Vantage LLC, its general partner and (ii) its limited partners. Vantage LLC then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of VVC V, VAF V, VOA, VVC CAN, Versant VI and Vantage LP (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2021

Versant Venture Capital V, L.P.
By: Versant Ventures V, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.
By: Versant Ventures V, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.
By: Versant Ventures V, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP
By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Venture Capital VI, L.P.
By: Versant Ventures VI GP, L.P.
Its: General Partner
By: Versant Ventures VI GP-GP, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By: Versant Ventures VI GP-GP, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.
By: Versant Vantage I GP, L.P.
Its: General Partner
By: Versant Vantage I GP-GP, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By: Versant Vantage I GP-GP, LLC
Its: General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC
By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director